NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC ANNOUNCES SPIN-OUT OF TAGISH LAKE GOLD PROJECT TO CREATE WHITEHORSE GOLD

Vancouver, British Columbia – July 22, 2020 – New Pacific Metals Corp. (TSX-V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) announces it has established a wholly-owned subsidiary, Whitehorse Gold Corp. (“Whitehorse Gold”), to hold its 100% owned Tagish Lake Gold Project, Yukon, Canada. The Company intends to directly or indirectly distribute Whitehorse Gold common shares to New Pacific shareholders on a pro rata basis by way of a plan of arrangement and apply to list the Whitehorse Gold common shares on the TSX Venture Exchange (the "Exchange").

The spin-out would enable the Company’s shareholders to realize the value of the Tagish Lake Gold Project in the current strong gold market through direct ownership in Whitehorse Gold. Upon completion of the spin-out, the Company would continue to focus on the exploration and development of its Silver Sand and Silverstrike projects in Bolivia.

Tagish Lake Gold Project

New Pacific acquired the Tagish Lake Gold Project in 2010 through acquisition of Tagish Lake Gold Corp. and carried out limited drilling in 2011 that intercepted significant gold results. The Project consists of 1,051 mineral claims covering an area of 170 square kilometres and is located approximately 55 kilometres (km) south of Whitehorse, Yukon in the Wheaton River Valley region. The Project hosts the advanced-stage Skukum Creek, Goddell and Mt. Skukum high-grade gold deposits and multiple high- priority exploration targets.

Project infrastructure includes an all-weather access road, an all-weather 50-person camp, approximately 4.8 km of underground workings, an extensive surface road network and a previously operating 300 tonne per day mill along with a tailings management facility and service buildings. Over 140,000 metres of drilling has been completed on the Project and the Mt. Skukum Mine saw historical underground operations from 1986 to 1988 with reported production of approximately 79,000 ounces of gold, at an average grade of 13 g/t gold under a previous operator.

Mineral Resource Estimate 1

Table 1: Indicated Mineral Resources 2

	Cut-off Grade	Tonnes	Au	Ag	AuEq	Contained	Contained	Contained
Deposit	g/t [2]		g/t	g/t	g/t	oz Au	oz Ag	oz AuEq
Skukum	3.0	1,086,800	5.54	159	8.72	193,700	5,547,600	304,600
Creek

Goddell	3.0	329,700	8.13	-	8.13	86,210	-	86,210
Total	3.0	1,416,500	6.14	-	8.58	279,910	5,547,600	390,810
Indicated

Table 2: Inferred Mineral Resources 2

	Cut-off Grade	Tonnes	Au	Ag	AuEq	Contained	Contained	Contained
Deposit	g/t [3]		g/t	g/t	g/t	oz Au	oz Ag	oz AuEq
Skukum	3.0	586,000	4.74	105	6.83	89,200	1,972,700	128,700
Creek

Goddell	3.0	483,900	7.13	-	7.13	110,867	-	110,867
Mt. Skukum	3.0	90,500	9.25	13	9.51	26,900	37,800	27,656
Total	3.0	1,160,400	6.09	-	7.16	226,967	2,010,500	267,223
Inferred

Notes:

1. “Amended and Restated Technical Report Skukum Gold-Silver Project” prepared for New Pacific Metals Corp. by Geosim

Services, Inc. effective date July 16, 2012. A copy of this technical report is available on SEDAR under the Company’s profile. The Company does not consider this estimate to be current for the purposes of NI 43-101.

2. By prescribed definition, "Mineral Resources" do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

3. Cut-off grade is 3.0 g/t Au equivalent (AuEq) for Mt. Skukum and Skukum Creek, 3 g/t Au for Goddell. Metal prices were assumed $US1,300/oz Au and US$26/oz Ag. The AuEq formula is as follows: Au + (Ag *0.02) = Au Eq.

Plan of Arrangement

It is proposed that the spin-out will occur by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which New Pacific shareholders will be entitled to receive common shares of Whitehorse Gold on a pro rata basis. It is also proposed that Whitehorse Gold will conduct a private placement to be completed concurrently with the Arrangement (the "Private Placement").

The Arrangement and the Private Placement will be subject to the approval of the Company’s shareholders at a special meeting that is expected to be held by the end of September 2020, requisite regulatory and stock exchange approval, and the continued discretion of New Pacific's management and board of directors. The Arrangement will also be subject to court approval. The listing of Whitehorse Gold’s common shares on the Exchange will be subject to acceptance by the Exchange and Whitehorse Gold fulfilling all the requirements of the Exchange, including closing of the Private Placement.

Further details of the Arrangement and the Private Placement, including, without limitation, the applicable ratio for the number of Whitehorse Gold common shares to be received by New Pacific shareholders, the record date for determining which shareholders will be entitled to receive Whitehorse Gold common shares and vote on the Arrangement and Private Placement at the special meeting, and the date for the special meeting, will be provided in due course. There can be no assurance that the Arrangement or the Private Placement will be completed on the terms described herein or at all, or that the Whitehorse Gold common shares will be listed on the Exchange.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P.Geo., Vice President of Exploration of the Company.

Investor Relations Agreements

The Company is pleased to announce that it has entered into three separate investor relations agreements.

The Company has entered into an advertising agreement with Aspermont Media Ltd. (dba Mining Journal Online) ("Mining Journal") pursuant to which Mining Journal will provide certain advertising services to the Company. Such services include investor outreach, organizing investor meetings and online marketing services for a period of 15 months. As consideration, the Company will pay Mining Journal a fee of £4,000 (plus tax). Based out of London, United Kingdom, Mining Journal, an independent third party, publishes a journal which covers all aspects of the mining industry. To the Company's knowledge, Mining Journal does not have any direct interest in the Company or its securities.

The Company has also entered into an arrangement with Revolve Marketing Inc. (dba Visual Capitalist) ("Visual Capitalist") pursuant to which Visual Capitalist will provide certain media services to the Company. Such services include the creation and distribution of infographics for a period of six weeks. As consideration, the Company will pay Visual Capitalist a fee of US$7,500 (plus tax). Based out of Vancouver, British Columbia, Visual Capitalist, an independent third party, is a media company that creates and curates rich, visual content on businesses. To the Company's knowledge, Visual Capitalist does not have any direct interest in the Company or its securities.

Finally, the Company has entered into an agreement with Dig Media Inc. (dba Investing News Network) ("INN") pursuant to which INN will provide certain advertising services to the Company. Such services include the creation of a profile for the Company, which will include interviews, videos and articles related to the Company. INN will provide such services until March 22, 2021. As consideration, the Company will pay INN a fee of $30,000 (plus tax). Based out of Vancouver, British Columbia, with officers around the globe, INN is an independent firm, which is dedicated to providing independent news and education to investors. To the Company's knowledge, INN does not have any direct interest in the Company or its securities.

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in PotosíDepartment, Bolivia and the Tagish Lake Gold Project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal
President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such forward-looking statements include, but are not limited to, the Company's expectations regarding: the ability of the spin-out to enable the Company’s shareholders to realize the value of the Tagish Lake Gold Project through direct ownership in Whitehorse Gold; the terms, timing and completion of the Arrangement and the Private Placement; the timing of the special meeting of shareholders to approve the Arrangement and the Private Placement; and the listing of Whitehorse Gold common shares on the Exchange.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID- 19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; receipt of the requisite shareholder, court, regulatory and stock exchange approval of the Arrangement, the Private Placement and listing of Whitehorse Gold common shares on the Exchange, as applicable; changes in value of the Tagish Lake Gold Project; and others. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.